United States securities and exchange commission logo





                         January 28, 2022

       John Ayangoglou
       Chief Financial Officer
       Biotricity, Inc.
       275 Shoreline Drive, Suite 150
       Redwood City, California 94065

                                                        Re: Biotricity, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed January 21,
2022
                                                            File No. 333-262288

       Dear Mr. Ayangoglou :

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Rajiv Radia, Esq.